Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

Valero Energy Corporation Benefit Plans Administrative Committee
Valero Energy Corporation Thrift Plan:

We consent to the incorporation by reference in the registration statement (No. 333-205756) on Form S-8 of Valero Energy Corporation of our report dated June 25, 2021, with respect to the statements of net assets available for benefits of the Valero Energy Corporation Thrift Plan as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements), and the supplemental Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 11-K of the Valero Energy Corporation Thrift Plan.

/s/ KPMG LLP

San Antonio, Texas
June 25, 2021